The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

August 13, 2010

Ryan Houseal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3105
Facsimile Number: (202) 772-9210

Re:         Net Profits Ten Inc.
Registration Statement on Form S-l
Filed June 25, 2010
File No. 333-167777

In response to your comment letter dated July 22, 2010, Net Profits Ten Inc. (the “Company,” “Net Profits,” “we,” and “us”) has the following responses:

General

1.           We refer to the following SEC litigation release relating to the company's outside counsel Mr. Loev, available at www.lexis.com: "Securities and Exchange Commission v. Integrated Services Group Inc., James L. Rowton and David M. Loev," Case No. 4:05-cv-04071 (U.S.D.C/S.D. Tex., Houston Division), Litigation Release No. 19476, November 29, 2005. Please tell us supplementally what consideration you gave to discussing in the registration statement the allegations against Mr. Loev and his settlement with the SEC, and advise how you concluded that no disclosure relating to this matter is required.

RESPONSE:

The Company does not believe that the disclosure of Mr. Loev’s above referenced settlement (pursuant to Mr. Loev settled any outstanding issues with the Commission without admitting to or denying the Commission’s allegations) has any bearing on his ability to represent the Company, serve before the Commission or to provide an opinion on the Registration Statement and that no disclosure of the settlement is necessary or warranted under the circumstances.  Furthermore, Mr. Loev is not a director, executive officer, promoter or control person of the Company and therefore no disclosure of the settlement is required pursuant to Item 401 of Regulation S-K.

2.           You provide information about the market for your products and services that is based upon reports or studies authored by third parties. Please disclose the dates of all such material cited. In addition, please provide supplemental copies of the reports or other source documentation from which this market or other data is extracted.  Also, please clearly mark any third-party sources used to highlight the applicable portion or section containing the data you use in the prospectus, and cross-reference it to the appropriate location in your prospectus. Advise whether any of the third-party reports were prepared for you or for use in connection with the offering. As examples only, please provide copies of the relevant portions of the information from the following third-party materials cited in your prospectus:

•	The Morgan Stanley Research Report "Internet Trends;"

•	The report by Forrester Research, Inc.;

•	The report by the Association of Military Colleges and Schools of the United States;

•	The report of The Military Zone; and

•	Information regarding the Boy Scouts of America

RESPONSE:

None of the third party reports were prepared by the Company or for use in connection with the offering.  The Company has updated its disclosures throughout the prospectus to state the date and internet address of all of the materials cited.  Furthermore, the Company is supplementally providing you copies of the reports and other source material cited, clearly marked to highlight the applicable portions and referenced in the prospectus for your review.

Prospectus Summary

3.           Please include a brief discussion in your summary of the extent to which you have developed your product, when you anticipate beginning to generate revenues from your product, and the marketing efforts you have undertaken to date. See Item 503 (a) of Regulation S-K.

RESPONSE:

The Company has included a brief discussion in its summary of the items you have requested.

Summary of the Offering

Need for Additional Financing

4.           You state here that you have generated limited revenues to date, but other disclosure in your document, including your financial statements, indicates that you have generated no revenues as of March 31, 2010. Please advise, or revise your document throughout to clearly indicate that you have generated no revenues.

RESPONSE:

The Company has updated its disclosures throughout the prospectus to make clear that while it had not generated any revenues through March 31, 2010, it did generate limited revenues in May 2010.

Determination of Offering Price

5.           You state that there is no public market for your common shares, and that the per share price of $0.05 in this offering was arbitrarily determined and bears no relationship to your business plan, the price paid for the shares by your founders, your assets, earnings, book value or any other criteria of value. You state further, however, that you believe this offering price reflects the appropriate price that a potential investor would be willing to invest in your company at this time. Please tell us the basis for the conclusion that potential investors would be willing to pay the offering price you have set for this offering.

RESPONSE:

The Company has revised the prospectus to remove the language regarding the Company’s belief that the price of the offering reflects the appropriate price that a potential investor would be willing to invest in the Company at its current stage of development.  The offering price of the prospectus is entirely arbitrary and as stated in the prospectus bears no relationship to the company’s business plan or operations.

Description of Business

Objectives

6.           Please revise to describe in greater detail the connection between interactive yearbooks containing media featuring military training and fund raising by the military, clubs or organizations that you reference when discussing your business plan. You should also provide a more detailed description of the "clubs" and "organizations" which you wish to target your marketing efforts.

RESPONSE:

The interactive yearbooks offered by the Company are not specifically intended to include or feature “military training”, and have nothing to do with “military training”, except that videos featuring end-user’s military training exercises is one of the many items which may be included on the CD/DVD’s.  The Company offers interactive software which users are able to purchase and use to create interactive yearbooks which the end-users are then able to sell to friends and family to raise money for fund raising efforts.  In an effort to clarify this process, the Company has added a flow chart and revised its discussion under “Description of Business” to include a more detailed description of the clubs and organizations the Company is referring to and the way such organizations may be able to use the Company’s product.

7.           Please revise to provide enhanced disclosure regarding the status of the development of your products. In this regard, we note that it appears that you anticipate your sole source of revenues will be derived from your software and your website. You also disclose on page 19 that you intend to concentrate your efforts on software functions and that you have entered into an agreement with a programmer to complete the development of your software and your website. Specify what has been accomplished to date, and what remains to be accomplished in order for you to begin to generate revenues. See Item 101 (h)(4)(iii) of Regulation S-K.

RESPONSE:

The Company has updated its disclosures throughout the prospectus to provide more detailed information regarding the status of the Company’s software and the anticipated timing of the development of the software moving forward, including the addition of a new section entitled “Status of Software Development” under “Description of Business.”

"We have developed a software product that will be easy enough for everyone to use."

8.           Please remove the assertion that your software “will be easy enough for everyone to use" and similar claims made under this subcaption.   In the alternative, indicate that these claims represent the company's beliefs, and provide support for such beliefs. As you are aware, you must be able to support on a reasonable basis all claims made in the registration statement.

RESPONSE:

The Company has removed language regarding the software being “easy enough for everyone to use” as you have requested.

Submission to Directories and Search Engines

9.           You state that "there are literally hundreds of... directories where [you] can list [your] software at no cost to the company, including many military-specific sites." Please provide us with factual support for this conclusion.

RESPONSE:

The Company has advised us that beyond standard directories and websites such as craigslist, facebook, and myspace there are numerous of other free directories available online including:

http://www.freeprf.com/military.html
http://www.nonar.com/
http://www.cyndislist.com/finding.htm
http://www.blogsitelist.com/

The Company has also revised its previous disclosure to state that there are “also numerous directories where” the Company can list its software online.

Management's Discussion and Analysis or Plan of Operation

Estimated Expenses for the Next Twelve Month Period

10.           We note the breakdown on page 26 of anticipated expenses to fund your plan of operation over the next twelve months. Please tell us whether these expenses include the additional costs you will incur when this registration statement becomes effective. In this regard, we note your disclosures on page 13 where you indicate that your legal and financial compliance costs will increase when you become a public company.  Please expand your disclosures to also address any material costs associated with becoming a public reporting company and how you intend to pay for such expenses. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

RESPONSE:

The Company has added additional disclosures in its prior table to include the expenses associated with its offering and its ongoing reporting obligations and further disclosed that the funding required to pay the expenses disclosed is described in greater detail under “Liquidity and Capital Resources.”

Directors, Executive Officers. Promoters and Control Persons Business Experience

11.           Please ensure that your disclosure briefly describes the business experience during the past five years of each of your executive officers and directors. In this regard, please clarify the dates and nature of Mr. David's involvement with Children First, as well as the dates of his military service and other business experiences referenced. Further, clarify the dates of Mr. Dasuka's employment with the Bank Hapoalim. You should also discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director listed should serve as a director for your company in light of your business and structure. See Item 401(c) of Regulation S-K.

RESPONSE:

The Company has advised us that the Directors were chosen to serve as Directors of the Company:

1.           Because Mr. Gilad David has already been working to development the Company’s product offering in Israel.  He has experience with the growth and difficulties faced by a start-up software company in the Company’s space; and

2.           Because Mr. Fouad Dasuka has a background with raising capital and has previously been employed with a financial institution.  He has the ability and knowledge to run an international company, and marketing ability to help increase the Company’s market proliferation and help to increase the Company’s sales.

Both Mr. David and Mr. Dasuka have served as Directors and officers of the Company since its incorporation in March 2008 and have personally guided the Company through its business plan and the development of its software to date.

The Company has added additional disclosures of these items to the prospectus under “Directors, Executive Officers, Promoters and Control Persons” and has also addressed your other comments above.

Audit Committee Financial Expert

12.           We note that despite the determination that no member of your board qualifies as an audit committee financial expert you believe that your board is capable of analyzing and evaluating your financial statements and understanding internal controls and procedures for financial reporting. Please tell us the basis for this belief given the definition of an "audit committee financial expert." In the alternative, you may revise to remove such disclosure.

RESPONSE:

The Company has revised the prospectus to remove the language you referenced.

Certain Relationships and. Related Transactions

13.           We note your discussion on pages 26 and F-15 that from December 2008 to April 2010, funds were held on behalf of the company by a related party. Please provide the disclosure, if any, called for by Item 404(a) of Regulation S-K with respect to this arrangement with a related party. See Item 404(d) of Regulation S-K, If you believe that this arrangement is not required to be disclosed pursuant to Items 404(a) and (d), please explain why not.

RESPONSE:

The Company has added additional disclosure under “Certain Relationships and Related Transactions” to disclose and further clarify the transaction.

Undertakings

14.           We note that you have included the undertaking relating to Item 512(a)(6) of Regulation S-K- It would appear that this undertaking is not applicable to this offering. Please advise.

RESPONSE:

The Company has amended the registration statement to remove the undertaking relating to Item 512(a)(6).

Report of Independent Registered Public Accounting Firm

15.           We note that your auditors are located in Texas. Please tell us where the majority of the company's operations (assets, liabilities, revenues and expenses) are located. In this regard, while we note you have office space in Nevada, we further note from your disclosures on page 7 that your executive officers and directors reside in Israel. To the extent that your operations are conducted in Israel, tell us how the audit of such operations was conducted. Your response should include a discussion of the following:

•    Whether another auditor was involved in the audit of the Israel operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

•    Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Israel, To the extent GBH conducted the audit in Israel, tell us whether the firm used the staff from their U.S. office or whether they hired additional staff in Israel to perform the audit procedures. Tell us whether the staff assigned to the audit were bi-lingual and provide us with the background experience and credentials for each staff member involved with the audit.

RESPONSE:

The Company does not have any operations in Israel and none of the company’s assets, liabilities, revenues or expenses are located in Israel.  Furthermore, the source documents reviewed by the Company’s independent auditors relating to the Company (agreements and bank statements) were all in English.  The Company’s U.S. auditor performed all of the required audit procedures within the U.S.

Notes to Consolidated Financial Statements General

16.           Please revise to disclose (a) the date through which subsequent events have been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued. We refer you to ASC 855-10-50-1.

RESPONSE:

In February 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements, which amends the disclosure requirements within Subtopic 855-10. ASU 2010-09 stated that an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC’s requirements. ASU 2010-09 was effective upon issuance.  As such, the Company does not believe that the disclosure of the date through which subsequent events have been evaluated is necessary as requested.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate